Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 30, 2012

VIA EDGAR

Michael R. Clampitt
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oro East Mining, Inc.
Registration Statement on Form S-1
Filed October 26, 2011
File No. 333-177509
Form 10-Q for the Six Months Ended June 30, 2011
Filed August 12, 2011
Form 10-Q for the Nine Months Ended September 30, 2011
Filed November 16, 2011
Form 8-K Filed April 6, 2011
File No. 000-53136

Dear Mr. Clampitt:

Pursuant to the staff’s comment letter dated November 22, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Commission via EDGAR on January 30, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to Form S-1.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Company response:  The Company acknowledges this comment.

2. Please revise to include the updated financial information required by Rule 3-12 of Regulation S-X and provide current consents from Paritz & Co and MaloneBailey in your next amendment.

Company response:  The Company has included the updated financial information required by Rule 3-12 of Regulation S-X and provided current consents from Paritz & Co and Malone Bailey in the Form S-1.

3. We note that your disclosure controls and procedures are not effective because of a material weakness in your internal control over financial reporting. Please revise to identify and discuss the weakness identified. Also, we are not able to locate any information related to the weakness in the Form 10-K for the period ended December 30, 2010.

Company response:  The Company mistakenly included the referenced disclosure on the two pages immediately prior to the Outside Back Cover page to the Prospectus, which included disclosure from its prior From 10-K, and has removed such information since it is not an item of disclosure in Form S-1.

4. Please submit, as supplemental information and not as part of you filing, a copy of the report by Agetro Commodities.

Company response:  The Company is supplementally submitting to the staff a copy of the report by Agetro Commodities, which will be delivered via overnight courier on or about January 26, 2012.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

5. Please revise to furnish the information required by Items 202 and 506 of Regulation SK.

Company response: The Company has disclosed the information required by Item 202 on pages 30 and 31, and the information required by Item 506 on page 27.

6. In an appropriate place in the prospectus, detail how and under what circumstances the current stockholders were introduced to the company.

Company response: The Company has disclosed on page 31 that “Our current stockholders invested in us by way of our directors and officers making private offerings of securities to their business affiliates and venture capitalists who had previously invested in or worked with Oro East Mining Company LTD., a Philippines corporation and previous owner of the mining claims and rights under which we now operate our business.”

7. In light of your status as a Delaware corporation with only the rights to develop certain  tenement lands in the Republic of Philippines, explain to us in necessary detail each of the following items:

•	who prepared the registration statement;
what basis or source(s) the preparer relied upon in drafting the prospectus;
•	who created the business plan which is described;
•	how Tian Qing Chen first came to be affiliated with the Company; and
•	whether Tian Qing Chen or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

Company response:  The following persons prepared the registration statement:  Tian Qing Chen, associates and interns working under Mr. Chen’s supervision, Danni Zhong, and the Company’s auditors and legal counsel.

In drafting the prospectus, Mr. Chen relied substantially on historical data within the following documents:

-	The Mabalante Main Area Copper-Gold Project Valuation Report, prepared by Skynix Holdings (2008);
-	Memorandum, prepared by Nick Pastoriza, on the Results of the Analyses of Samples Submitted December 26, 2007 (January 11, 2008);
-	Oro East Massive Sulfide Resistivity Report (2007);

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

-	Oro East Project Pre-Launch Abstract, prepared by Jose Raymundo (June 2008);
-	Mineral Product Sharing Agreement (February 10, 2010);
-	Geophysics Survey Plan Memorandum and Proposal, prepared by Crispin S. Remollo, jr. to Nick Pastroiza (November 9, 2007);
-	Financial Report, prepared by Pascual, Pascual & Co., CPA (December 31, 2008); and
-	Legal Opinion Letter, prepared by Clarence Guerrero, Esq. of Guerrero & Partners (October 19, 2009).

Tian Qing Chen created the business plan.  Tian Qing Chen became affiliated with the Company by contacting the Company after finding its website.  Tian Qing Chen visited the subject property on numerous occasions, at least twice per year, with the last visit taking place from August to November 2011, and currently spends approximately 9 months per year on site at the property.   Danni Zhong has not visited the subject property.  Neither the company’s auditor nor legal counsel have visited the subject property.

8. If any of your directors or officers, Founder, named legal counsel, Agetro Commodities, those responsible for Tian Qing Chen’s connection with the Company or any others who participated in the preparation of the prospectus disclosure has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) found no mineralization worth proceeding to Phase II or ceased mining activities or (d) became a delinquent filer with the SEC, please describe the circumstances to us in necessary detail. We may have additional comments.

Company response:  None of our directors or officers, Founder, named legal counsel, Agetro Commodities, those responsible for Tian Qing Chen’s connection with the Company or any others who participated in the preparation of the prospectus disclosure has had any experience in the past ten years related to any start-up mining or other new company which subsequently
(a) materially altered its business plan or its business,
(b) named a new control person,
 (c) found no mineralization worth proceeding to Phase II or ceased mining activities or
(d) became a delinquent filer with the SEC, please describe the circumstances to us in necessary detail.  Our founder, Timothy Neher, however, formed the Company a “blank check” company.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Cover Page of Prospectus

Company response:

9. Revise the cover page of the prospectus to:
•	revise the price of the shares offered by the selling shareholders to reflect a fixed price for the duration of the offering;
•	include an appropriate “subject to completion” legend that complies with Item 501(b)(10) of Regulation S-K or advise us that you do not intend to make any preliminary distribution of the prospectus;
•	include the legends required by paragraphs 6 and 7 of Item 501(b), as appropriate;
•	show the fifth paragraph in bold typeface;
•	indicate in bold typeface that any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount;
•	disclose the net proceeds you will receive for the total amount of the offering. Refer to Item 501(b) of Regulation S-K; and
•	include the correct page number on which the Risk Factors appear.

Company response:  The Company has revised the cover page of the prospectus to:

•	include the text “for the duration of the offering” to clarify that the price is so fixed;
•	included a “subject to completion” legend at the top of the cover page;
•
included the following legend in the second to last paragraph:  “Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense”;

•	shown the fifth paragraph in bold typeface;
•	included the following sentence in bold typeface: “Any purchaser of common stock in the offerings may be the only purchaser, given the lack of a minimum offering amount.”
•	added a chart disclosing the total the net proceeds the Company will receive; and
•	Included the correct page number on which the Risk Factors appear.

10. We note that in addition to selling shares to the public, both the CEO and the President intend to offer the shares to friends, family members and business acquaintances. Please tell us whether the CEO or the President will reserve any percentage of the shares for sale directly to the latter category of investors. In addition, revise to disclose how company officers who are selling shares will determine whether to sell company shares or their own shares.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The CEO or the President will not reserve any percentage of the shares for sale directly to business acquaintances.  The Company has added the following disclosure to the prospectus cover page:  “Mr. Chen and Ms. Zhong will not sell any of their respective shares until he Company sells all of the 5,000,000 shares in its offering.”

Prospectus Summary, page 4

11. Please revise here and throughout the document, as appropriate, to specifically state what consideration, if any, was given in exchange for the certain mineral rights.

Company response:  The Company has disclosed on page 4 that, “[t]he principals of Assignor, controlled by our CEO, Tian Qing Chen, acquired a controlling interest in the Company for the purpose of operating as a publicly-reporting company and determined that it is in their best interests to assign Assignor’s rights to the claims.  Assignor receives a benefit from the assignment of the claim to Assignee because the Company plans to finance the exploration and development of the Company’s business, the cornerstone of which is the claim, for the benefit of its shareholders.”

12. Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations. In addition, disclose your current cash position as of the most recent practicable date, your monthly “burn rate” and the amount of time that your present capital will last at this rate.

Company response:  The Company has disclosed on page 4 that, “[w]e have no operating history, no customers and no revenues and expect to begin operations in before the end of 2012.  As of November 28, 2011 we had $115,000 in cash reserves.  Our monthly expenses have equaled, on average, approximately $20,000.   At this rate, our present capital will last until June 30, 2012.”

13. Please balance your disclosure in this section to explain in greater detail that your business may not materialize in the event you are unable to execute on your plan. Please provide enhanced disclosure regarding the events or circumstances that may prevent the accomplishment of your business objectives, including, without limitation, the fact that the assignment of claims to the Company will revert back to Oro East Mining Company LTD should you fail to become a publicly listed company, as required by Section 3 of the Assignment of Rights Agreement.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The Company has included the following paragraph on page 4:

Our business may not materialize in the event we are unable to execute on our plan described on this and the following pages.  The events or circumstances that may prevent the accomplishment of our business objectives, include, without limitation, (i) the fact that the assignment of claims to the Company will revert back to Oro East Mining Company LTD should we fail to become a publicly listed company, as required by Section 3 of our Assignment of Rights Agreement with Oro East Mining Company LTD, (ii) minerals prices could be lower than the cost of development and sale of those minerals, (iii) the possibility that exploration efforts will not yield economically recoverable quantities of minerals, (iv) accidents resulting in physical injuries that give rise to claims associated with mineral exploration and development operations, (v) the risk that the Company will encounter unanticipated geological factors,  (vi) the Company’s need for and ability to obtain additional financing, (vii) the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and (viii) the exercise of voting control the Company’s officers and directors collectively hold of the Company’s voting securities.

14. Please revise to include a recent developments section, including a summary of your financial condition, results of operations and related discussions for the three month periods ended September 30, 2011 and September 30, 2010.

Company response:  The Company has included a Recent Developments section on page 5 and added a summary of financial information at September 30, 2011 and 2010 on pages 7 and 8.

Glossary of Exploration Terms, page 8

15. Please expand your glossary to define words used in the prospectus that may not be familiar to investors. As examples only, we note the following terms appearing on page 37 should be defined:

● dendritic;
● paleogene;
● mafic-ultramafic;
● miocene diorite;
● andesite; and
● dacite.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The Company has defined the referenced and other terms used in the Form S-1 on pages 8 and 9.

16. Please tailor your glossary to your disclosure in this filing. For example, and without limitation, you define the terms “Oxide” and “Stratigraphy” but do not use such terms elsewhere in your filing.

Company response:  The Company has removed the terms “Oxide” and “Stratigraphy” added other terms on page 8.

Risk Factors, page 9

General

17. Please avoid making statements such as “there can be no assurance” that an event mightor might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance.

Company response:  The Company has removed (i) “there can be no assurance” and replaced such text with “and we may not be”  on page 12,  (ii) removed “no assurances can be given,” and replaced such text with “we cannot be sure” on page 16, (iii) removed “there can be no assurances that any of such deposits will ever be” and replaced such text with “such deposits may never be” on page 16, (iv) “There can be no assurance that we will,” and replaced such text with “We may never be,” on page 18, and (v) “There is no assurance that stockholders,” and replaced such text with “Stockholders may never be”  on page 20.

18. Add a risk factor disclosing that because there is no escrow, trust or similar account, the offering proceeds could be seized by creditors or by a trustee in bankruptcy, in which case investors would lose their entire investment.

Company response:  The Company has added the requested risk factor to page 18.

We May Require Additional Funds . . . , page 9

19. Please revise to quantify the funds required to complete the first phase of any initial exploration program and the additional funds required for subsequent exploration activities.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The Company has added the following text to the risk factor which begins “WE MAY REQUIRE ADDITIONAL FUNDS, on page 9:

Our current plans, predicated on raising $15,000,000, accomplished by the sale of the of  5,000,000  shares in our offering calls only for the completion of Phase I at a cost of $2,500,000  to the Company.  If Phase I is not favorable, we may terminate the option and cease operations.  If Phase I is favorable we would then proceed to Phase II at an estimated total cost of $12,500,000.  We will proceed to Phase II only if we are also successful in being able to secure the capital funding required to complete Phase II.

Use of Proceeds, page 21

20. Revise to disclose the details of the offering expenses. In this regard, we note the narrative states $10,000 and the Part II information states $16,889 while the table states costs from $265,000 to over $1,000,000.

Company response:  The Company has corrected the offering expenses amount in the table to $16,899 and disclosed the details of the offering expenses by way of footnotes on page 22.

21. Please revise to describe and quantify the various components of the $12,500,000 estimated cost of Phase II activities.

Company response:  The Company has described and quantified the components of the $12,500,000 estimated cost of Phase II activities by way of narrative on page 22.

22. Here or in your “plan of operations” portion of MD&A, disclose who prepared the cost estimates, and explain the basis or bases upon which they were prepared. State whether the person(s) making the estimates has or have actually visited the site, and if so, when such visit(s) took place.

Company response:  The Company has included the requested disclosure on page 23.

23. Please revise to disclose whether the corporate bank account in which you will deposit the offering proceeds is located outside the United States. If so, please add a risk factor relating to the difficulties an investor may have enforcing its rights against you or the depositary bank.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Selling Stockholders, page 23

Company response:  The Company has disclosed on page 23 that the corporate bank account in which it will deposit the offering proceeds is located in the United States.

24. Your disclosure in this section does not indicate the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the registrant or any of its predecessors or affiliates. For example, this section does not disclose that Mutual Gain Hong Kong Group Limited is an affiliate of the Company. This is only an example. Please revise as appropriate. Refer to Item 507 of Regulation S-K.

Company response: On page 26, the Company has further disclosed its affiliation with Mutual Gain Hong Kong Group Limited and Accelerated Venture Partners LLC, in footnotes 1 and 2 to the selling stockholders table.  The Company confirms that no other person named in the selling stockholder table is an affiliate of the Company.

25. Please revise to disclose whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Company response:  The Company has disclosed on page 26 that “[n]one of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.”

Plan of Distribution, page 27

26. Please provide us your rationale for concluding that Tian Q. Chen and Danni Zhong are eligible for the Rule 3a4-1 under the Securities Exchange Act.

Company response: As officers of the Company, each of Tian Q. Chen and Danni Zhong, is an “associated person of an issuer” within the meaning of Rule 3a4-1(c)(1) and meets the conditions of Rule 3a4-1 to not be deemed a broker-dealer.  Therefore, the Company believes that Tian Q. Chen and Danni Zhong may avail themselves of such rule.

27. We note that Mr. Chen and Ms. Zhong did not receive any compensation during the prior two fiscal years. Please tell us when you plan to pay compensation to these persons and any contingent milestones related to such payments.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The Company expects to pay compensation to Mr. Chen and Ms. Zhong at such time as the Company sells at least 25% of the shares of its offering.

Description of Business, page 31

General

28. Your website indicates that you are the exclusive licensee of Greentech Sustainable Mining Technology. Please revise your disclosure to describe this license in detail and furnish any other information required under Item 101(h)(4) of Regulation S-K.

Company response:  The Company confirms that it is not the exclusive licensee of Greentech Sustainable Mining Technology (“Greentech”) and mistakenly reposted such information to its website after earlier removing it.  Accordingly, the Company has removed the Greentech information from its website.

29. The Form 8-K filed on September 29, 2010 discloses that you entered into a Limited Agency and Services Agreement, dated as of September 10, 2010, between the Company and Sichuan Dujiangyan Weida Company, Limited, dba Weida Co., Ltd.. To the extentthis agreement remains material to your business, please revise your disclosure to describe this agreement in detail.

Company response:  The Company has disclosed the material terms of the Limited Agency and Services Agreement on page 32 and incorporated such agreement as Exhibit 4.1 to the From S-1 by reference to the Form 8-K under which cover it was originally filed.

Organization Within the Last Five Years, page 31

30. Please revise to include an expanded discussion of the terms of the rights agreement entered into with Oro East Mining Ltd.

Company response:  On page 32, the Company has included a paragraph discussing the terms of the rights agreement entered into with Oro East Mining Ltd.

31. Your disclosure in the first paragraph on page 31 indicates that have positioned yourself to acquire any type of business and have not restricted your potential candidate target companies to any specific business, industry or geographical location. We refer you to Rule 419 of the Securities Act. With a view to revised disclosure, advise us of your status as a company seeking an operating company to acquire or merge with.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  On page 31, the Company has clarified that “The Company has since indentified mining properties in the Republic of the Philippines, obtained exploration and production rights and is now a minerals exploration company.  We are no longer a blank check company.”

32. In the second paragraph on page 32 you state that Oro Philippines assigned to the Company “certain rights and obligations with respect to the permitted mining claims” under the Rights Agreement. Please revise to describe in detail such rights and obligations.

Company response:  On page 32, the Company has included two paragraphs discussing the terms of the rights agreement entered into with Oro East Mining Ltd.

33. Please revise to discuss in greater detail the material terms and conditions of the Mineral Right Sharing Agreement that you reference in the first paragraph of page 33, including, without limitation, a description of any actions that must be taken or expenses incurred in order to maintain such rights.

Company response:  On page 32, the Company has included two paragraphs discussing the terms of the rights agreement entered into with Oro East Mining Ltd.

34. In the second paragraph on page 33 you describe the mapping work that was conducted by the Agetro Davao Mapping Team. You also state that it is imperative for the Company to “implement the proper evaluation of the deposit”. Please revise to clarify what you mean by this. If you believe that the Agetro Commodities report may be unreliable, this should be clearly explained.

Company response: The Company has deleted the sentence on page 4 which states, “[h]enceforth, the Company believes that it is imperative for it to implement the proper evaluation of the deposit to be able to know the estimated volume of ore that can be extracted economically, safely and effectively,” on pages 4, 33 and 40.  The Company meant that it intends to conduct its own work program, as described in the Form S-1.

35. We note that the maps on page 35, 39 and 40 are difficult to read or illegible. Please revise to provide them in more readable format and ensure compliance with SEC’s

Company response: The Company has replaced the referenced maps with maps in a more readable format.  Please see pages 35, 39 and 40.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Industry Guide 7(c)(1).

36. It appears that much of the disclosure on pages 33 and 34 is repeated in the last four paragraphs of page 41. Please revise.

Company response:  The Company has removed the last four paragraphs of page 41 because the same information is disclosed earlier between page 31 and 34.

Description of Claims, page 36

37. Please reconcile the first sentence in the first paragraph on page 36 with your statements elsewhere that you do not presently claim to have any ores or reserves whatsoever. Also revise to disclose the basis for your assertion that the tenement claim contains significant deposits of copper and gold.

Company response:  The Company has removed the text “which contains significant deposits of copper and gold” from the first sentence in the first paragraph on page 36, and from the first sentence in the fourth paragraph on page 36.

38. We note your disclosure in the first, fourth and fifth paragraphs on page 36 referring to mines, deposits and other mineral properties that exist in the proximity of your claim. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

Company response:  The Company has:

(i) removed the following text from the last sentences of the first and third paragraphs on page 36: “This parcel is host to artisanal mining activities, which include the mining of copper, gold, and crude-panning activities for the mining of gold. Currently, small-scale miners engage in tunneling and sluicing of free-gold in creeks located in and around the claim.”; and

(ii) removed the text “where significant deposits of epithermal gold porphyry and copper-gold have been unearthed” from the first sentence of the fifth paragraph on page 36.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Government Approvals and Recommendations, page 40

39. You state that “all applicable permits” have been obtained. Please revise to identify the applicable permits and describe the material terms of such permits. If applicable, quantify any required expenditures in connection with maintaining or renewing such permits. Please also add a cross-reference to the second risk factor on page 17.

Company response:  The Company’s Mineral Rights Agreement currently provides all rights to engaging in its planned operations, and as such no permits are currently required to be obtained.  Accordingly, the Company has not revised its disclosure in response to this comment.

40. We note that there is currently a moratorium on mining in this area of the Philippines. Please revise to discuss in detail any material effects of this moratorium on your business and prospective operations.

Company response:  The Company does not believe that the referenced moratorium applies to its operations because the company in not engaged in open pit mining, an activity in which the Company does not engage.   Accordingly, the Company has made related disclosure on page 41.

41. We note your reference to Agetro Commodities on page 42. Please provide a brief description of this entity or person and its qualifications.

Company response:  The Company has added the following disclosure to page 42:

Agetro Commodities is a Philippine company located in Davao City that specializes in geological reports, topographic assay studies, and general geology consulting.  Paul S. Ortega is the lead Consulting Geologist & Contractor who works closely with the Company.  Francisco C. Rebillon and Noel Z. Franco are Consulting Geologists who, from time to time assist Mr. Ortega.  Mr. Ortega formally served as the Senior Geologist at Apex Mining Corp., a public company in the Philippines.  He is geologist licensed by the Philippine Board of Examination of the Professional Regulation Commission. He has over 30 years of experience in the mining industry.

42. We note your disclosures attributed to a report by Agetro Commodities. Please provide an analysis as to why these disclosures are not expertized disclosure and why a consent is not required pursuant to Rule 436.

Company response:  The Company has requested a consent by Agetro Commodities to file as Exhibit 23.3 and will file such consent by way of amendment, as noted by asterisk footnote to the Exhibit index.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

43. Please tell us, with a view towards revised disclosure:

● whether Agetro Commodities is affiliated with Oro-East Mining Company LTD., Oro East Mining, Inc. or any of their respective affiliates;

● the fees paid by Oro-East Mining Company LTD. pursuant to its engagement of Agetro with respect to its report; and

● any fees paid by Oro-East Mining Company LTD. or Oro East Mining, Inc. to Agetro during the past three fiscal years.

Company response:  The Company confirms that (i) Agetro Commodities in not an affiliate of Oro-East Mining Company LTD., Oro East Mining, Inc. or any of their respective affiliates, (ii) fees paid by Oro-East Mining Company LTD. pursuant to its engagement of Agetro with respect to its report is $7,500, and (iii) the only fees paid by Oro-East Mining Company LTD. or Oro East Mining, Inc. to Agetro during the past three fiscal years is the $7,500 referenced in item (ii) of this sentence.

Our Executive Offices, page 45

44. Please clarify whether the Company’s designated offices are held in fee or are leased. If the offices are leased, please disclose the material terms and conditions of the leases. In addition, please confirm that disclosure pursuant to Item 102 of Regulation S-K is complete.

Company response: The Company’s offices are leased, and the Company has made such disclosure on page 45.

45. We note that your corporate office is located in California. Please disclose how many times Mr. Chen has visited the MPSA 184-XI claim and how often he plans to visit the claim in the future. In addition, please add related risk factor disclosure as appropriate.

Company response:  Mr. Chen has visited the property the subject of the MPSA 184-XI claim on numerous occasions, at least twice per year, with the last visit taking place from August to November 2011 and intends to spend an estimated four to eight months a year in the Philippines managing the project.  The Company has not added a risk factor related to these facts because Mr. Chen anticipated spending as much time at the property the subject of the MPSA 184-XI claim as is necessary to operate the business of the Company.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

46. Please tell us why you have not disclosed that in 2010 you opened offices in Hong Kong and the Philippines, as disclosed on the Form 8-K filed on September 29, 2010.

Company response:  The Company has disclosed its two other offices on page 45.

Directors, Executive Officers, Promoters and Control Persons, page 52.

47. Please revise the biographies of your directors, executive officers, promoters and control persons to include more detailed descriptions of their business experience over the past five years, specifying the name and principal business of each employer or company, job titles, and providing start and end dates for each position held. Also eliminate any gaps or ambiguities as to time. Refer to Item 401(e) of Regulation S-K.

Company response:  On page 53, the Company has revised the biographies of its directors, executive officers, promoters and control persons in accordance with this comment.

48. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Tian Qing Chen and Linda Chen should serve as directors of the Company. Refer to Item 401(e) of Regulation S-K.

Company response:  The Company has made the requested disclosure on page 53.

49. If Tian Qing Chen, the Chairman and CEO, works at a different location than your corporate headquarters, please revise his biography to disclose where he works.

Company response:  The Company has disclosed on page 53 that “[h]e currently devotes approximately 80% of his working time to the Company, and spends approximately 7 months per year at the company’s Philippine mining site, approximately 2 months per year at the Company’s offices in Hong Kong and approximately 1 month per year at the Company’s offices in the United States.”

50. Disclose for your officers and directors the percentage of their professional time they individually devote to your business.

Company response:  The Company has disclosed on page 53 that each of Mr. Chen and Ms. Zhong currently devote approximately 80% of their respective working time to the Company.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Involvement in Certain Legal Proceedings, page 54

51. Please revise your disclosure to describe the involvement of your officers and directors in certain legal proceedings during the past 10 years as required by Item 401 of Regulation S-K.

Company response:  The Company has revised its disclosure to make to describe the involvement of your officers and directors in certain legal proceedings during the past 10 years as required by Item 401 of Regulation S-K.  Please see page 54.

Security Ownership of Certain Beneficial Owners and Management, page 56

52. The selling stockholders table on page 23 indicates that Accelerated Venture Partners LLC currently owns 3,000,000 shares of the Company’s common stock, which constitutes approximately 10.7% of the outstanding common stock. Please tell us why you have not listed this stockholder in the table on page 56.

Company response: The Company has revised its disclosure to include Accelerated Venture Partners LLC in the Security Ownership of Certain Beneficial Owners and Management table on page 56.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 58

53. Your disclosure states that there have not been any changes in or disagreements with accountants on accounting and financial disclosure. With a view towards revised disclosure, please reconcile this statement with the Form 8-K (File No. 000-53136) filed on April 6, 2011, which disclosed the dismissal of your former independent principal accountant and auditor, Paritz & Co., effective as of March 17, 2011. Refer to Item 304 of Regulation S-K.

Company response:  The Company has revised its disclosure to include the disclosure required by Item 304 of Regulation S-K, substantially reproducing the disclosure from its Form 8-K (File No. 000-53136).  Additionally, the Company has incorporated by reference as Exhibit 16.1 to the From S-1 Paritz’s letter to the SEC dated March 29, 2011, which was originally filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K (File No. 000-53136), filed with the Commission on March 17, 2011.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Where You Can Find More Information, page 58

54. On page 58, you state that you do not file reports with the SEC. We note that the Company has filed, among others, current and periodic reports under the Securities
Exchange Act of 1934 with the SEC (File No. 000-53136). Please revise your disclosure here and elsewhere in the document as appropriate.

Company response:  The Company has revised its disclosure on page 58 to include the following sentence to the beginning of the Where you can Find More Information section: “We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly, file current and periodic reports, proxy statements and other information with the SEC.  We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering.”

Financial Statements

55. In your next amendment, please include page numbers for your financial statements.  Note 1(a) - Organization and Business

Company response:  The Company has included page numbers for its financial statements.

56. We note that the Company intends to focus on extracting precious metals “primarily meet the demands of the Chinese Government and companies for the mined minerals”. Please expand your discussion throughout your filing, where appropriate, to discuss this plan in greater detail.

Company response:  The Company has removed the statement “ . . . to primarily meet the demands of the Chinese Government and companies for the mined minerals” from its financial statements.

Item 15. Recent Sales of Unregistered Securities, page II-2

57. Please revise your discussion of the private placements to state briefly the facts relied upon to make the exemption(s) from registration under the Securities Act of 1933 available. Refer to Item 701(d) of Regulation S-K.

Company response:  The Company has clarified on page II-3 that “. . . each of offerings were made in non-public offerings solely to “accredited investors,” within the meaning of Rule 501 of Regulation D.”

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

58. As a related matter, we note that you filed a Form S-1 on July 13, 2010 (File No. 333- 168086) and an investor presentation is publicly available on your website at
http://www.oroeast.com/wp-content/uploads/2010/08/Oro-East-PPT-Investors-Only-July- 2010.pdf. In light of these facts, please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the private placement investors listed in the table on page II-2. Please also tell us how and by what means the investors were contacted or solicited with respect to the private placements. In addition, please provide us with a legal analysis regarding the website disclosures and how, under Commission communication rules, the website disclosures are not free writing prospectus materials, required to be filed.

Company response:  The Company confirms that it has removed the referenced investor presentation.  Each of offerings were made under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, in non-public offerings solely to “accredited investors,” within the meaning of Rule 501 of Regulation D.  The Company has made no offerings pursuant to the referenced Form S-1 (File No. 333-168086) and plans to request withdrawal of the referenced Form S-1 (File No. 333-168086).

Signatures

59. Form S-1 must be signed by the Principal Financial Officer and the Controller or Principal Accounting Officer. Please identify the person signing in each capacity. See Instruction 1 to Form S-1.

Company response:  The Company has added “(Principal Executive Officer and Principal Financial and Accounting Officer)” to Tian Qing Chen’s signature under the Power of Attorney on page II-7.

Exhibits

60. Please tell us why you have not filed the following documents as exhibits and/or separately listed them in the exhibits table:

● Specimen common stock certificate;
● Certificate of Amendment dated September 20, 2010;
● Mineral Right Sharing Agreement;
● documents relating to the Company’s fee simple claim to MPSA 320-2010-XI and all material permits;
● License to Greentech Sustainable Mining Technology;

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

● Limited Agency and Services Agreement, dated as of September 10, 2010, between the Company and Sichuan Dujiangyan Weida Company, Limited, dba Weida Co., Ltd.;
● Subscription Agreement, dated as of June 24, 2010, between Accelerated Acquisitions I, Inc. and Mutual Gain Hong Kong, Limited;
● Letter dated June 24, 2009 from Accelerated Venture Partners to Accelerated Acquisitions I, Inc. regarding the tender of shares for cancellation;
● letter re: change in certifying accountant;
● Subsidiaries of the registrant; and
● Power of attorney.

Company response:  Each of the requested exhibits have been attached to the Form S-1 or incorporated by reference to other filings, except the license to Greentech Sustainable Mining Technology, which is an oral contract, and except with respect to subsidiaries of the Company, of which there are none.  Please note that documents relating to the Company’s fee simple claim to MPSA 320-2010-XI and all material permits are contained in Exhibit 10.6 (Mineral Production Sharing Agreement, dated February 10, 2010, by and between Registrant and the Republic of the Philippines).

61. We are unable to locate the Form 8-Ks filed on July 6, 2010 and June 30, 2010, which you have referenced in notes 2 and 3, respectively, to the exhibits index. Please advise.

Company response:  The Company has corrected the referenced filing dates to the referenced Form 8-Ks in the Exhibit table.

62. We note that certain exhibits have not been filed in their entirety. For example, Schedule A has been omitted from Exhibit 10.1. This is only an example. Please ensure that all exhibits are filed in their entirety.

Company response:  The Company confirms that all exhibits have either been filed in their entirety or incorporated by full reference to another filing of the Company in the Exhibit table.

63. You have filed the consulting agreements between each of Ma International and Hobson Consultant Limited as Exhibits 10.3 and 10.4, respectively, but have provided no disclosure regarding these material contracts in the registration statement. Please revise the disclosure in your registration statement to discuss the material terms of these agreements and their overall importance to your business.

Michael R. Clampitt
Legal Branch Chief
January 30, 2012

Company response:  The Company has included the requested disclosure on page 32.

Form 10-Q for the Six Months Ended June 30, 2011

Note 4 - Capitalization of Road Improvement, page 7

64. We note that you capitalized expenses related to installing roads, which you refer to as reasonable exploration expenses, on land to which you appear to have no apparent legal right. Please explain why such expenses do not represent costs that should be expensed as incurred, as contemplated by Industry Guide 7 and ASC 930. In addition, revise Note 1 to your financial statements (in your S-1) to include your accounting policy for mining and exploration costs.

Company response:  The Company has revised its Form 10-Q for the nine months ended September 30, 2011, as filed with the Commission on January 5, 2012.

Form 10-Q for the Nine Months Ended September 30, 2011

Company response:  The Company has revised its Form 10-Q for the nine months ended September 30, 2011, as filed with the Commission on January 5, 2012.

Statement of Expenses, page 4

65. We note you recorded approximately $58k in other income in the three months ended September 30, 2011. Please explain the source(s) of income and revise to include your accounting policy for revenue recognition. In this regard, expand your disclosure in MD&A to address this activity as well.

Company response:  The Company has revised its Form 10-Q for the nine months ended September 30, 2011, as filed with the Commission on January 5, 2012.

Form 8-K filed April 6, 2011

66. We remind you that there is an outstanding comment letter on your Item 4.01 Form 8-K filed on April 6, 2011. In order move forward with this registration statement, please file a response to that letter.

Company response:  The Company anticipates that it will respond to the comment letter by January 30, 2012.  Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo